VF 4-3-03

** Art 4/2/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015198

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/02 (MM/DD/YY) AND ENDING 1/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KV Execution Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark S. Criscitello **212-607-1111**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 0 2 2003 WASH. D.C. 165

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Criscitello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KV Execution Services LLC, as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Notary Public

CHARLES R. PETERSON
Notary Public, State of New York
No. 31-4983090
Qualified in New York County
Commission Expires June 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

KV Execution Services LLC

January 31, 2003
with Report of Independent Auditors
(Public Pursuant to Rule 17a-5(e)(3))

KV Execution Services LLC

Statement of Financial Condition

January 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
KV Execution Services LLC

We have audited the accompanying statement of financial condition of KV Execution Services LLC (the "Company"), as of January 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KV Execution Services LLC at January 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 28, 2003

KV Execution Services LLC

Statement of Financial Condition

January 31, 2003

Assets	
Cash	$ 3,006,857
Cash and securities on deposit and segregated for regulatory purposes	13,857,152
Receivables from brokers, dealers, clearing organizations and others	401,880,308
Deposits with clearing organizations (cash $11,553,988 and securities with a market value of $34,608,279)	46,162,267
Other assets	1,180,963
	$ 466,087,547
Liabilities and member's equity	
Bank loan payable	$ 30,000
Payables to brokers, dealers, clearing organizations and others	406,309,302
Payables to customers	4,951,219
Other liabilities and accrued expenses	4,724,029
	416,014,550
Commitments and contingencies (Note 9)	
Member's equity	50,072,997
Total liabilities and member's equity	$ 466,087,547

See accompanying notes.

KV Execution Services LLC

Notes to Statement of Financial Condition

January 31, 2003

1. Organization

KV Execution Services LLC (the "Company") is a wholly owned subsidiary of Bear Wagner Specialists LLC (the "Member"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange, LLC ("AMEX"), the International Securities Exchange ("ISE"), the Pacific Exchange, Inc. ("PCX"), the Chicago Board Options Exchange and the National Association of Securities Dealers, Inc. ("NASD"). The Company is organized as a New York limited liability company.

The Company provides clearing and execution services for the Member and its affiliates and executes transactions for institutional customers and certain employee-related accounts.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of those principles:

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and Securities on Deposit and Segregated for Regulatory Purposes

Included in cash and securities on deposit and segregated for regulatory purposes on the accompanying Statement of Financial Condition is $11,967,480 of securities owned by the Company.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, U.S. government securities, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fixed Assets

Furniture and equipment and computer hardware are generally depreciated on a straight-line basis over the estimated useful lives between three and seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the life of the asset. Fixed assets are reflected in other assets in the accompanying Statement of Financial Condition. For the year ended January 31, 2003, the Company changed the useful life of certain fixed assets from three to five years.

Income Tax

The Company is a single member limited liability company which is generally exempt from federal and state income tax. The Company has included the pro-forma share of the Member's New York City unincorporated business tax liability for which it would have been liable if the Company was required to file a tax return on a separate company basis.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for the statement of financial condition prepared for interim or annual periods ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 does not have a material impact on the statement of financial condition.

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Others

At January 31, 2003, receivables from and payables to brokers, dealers, clearing organizations and others consist of the following:

Receivables:	
Securities borrowed	$ 380,231,353
Fails to deliver	21,391,903
Due from affiliates	24,042
Other	233,010
	$ 401,880,308
Payables:	
Due to affiliates	$ 345,746,198
Fails to receive	48,807,467
Securities loaned	11,342,578
Other	413,059
	$ 406,309,302

4. Receivables from and Payables to Customers

Receivables from and payables to customers includes amounts due on cash and margin transactions. In accordance with the Company's policy, receivables from customers are collateralized by marketable securities owned by customers, the value of which is not reflected in the accompanying Statement of Financial Condition. At January 31, 2003, receivables from customers were $399, which are included in other assets in the accompanying Statement of Financial Condition. Payables to customers of $4,951,219 primarily represent free credit balances and amounts payable against receipt of marketable securities.

5. Short-Term Borrowing

At January 31, 2003, the outstanding bank loan is payable upon demand, bears interest at 3 1/2% and is collateralized by securities owned by affiliates of the Company and customers' margin account securities.

6. Related Party Transactions

The Company provides securities clearance services to certain affiliates active on the NYSE, AMEX and ISE. Included in receivables from and payables to brokers, dealers, clearing organizations and others are balances due from and due to affiliates representing amounts resulting from settling of transactions the Company cleared on behalf of its affiliates.

The Company also provides financing for securities trades of its affiliates that it clears. In addition, the company subleases office space from the Member.

7. Exchange Memberships

In February 2002, the Company transferred its ownership interest in four competitive market maker memberships at the ISE and its 50% ownership interest in a primary market maker membership at the ISE to the Member.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company computes its net capital, as defined, under the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At January 31, 2003, the Company's net capital under the Rule was $48,845,086 which exceeded minimum net capital requirement by $48,595,086.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed in order for correspondent firms that use the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At January 31, 2003, the Company had no reserve requirement for PAIB. Additionally, the Company had $5,561,677 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB at January 31, 2003.

9. Commitments and Contingencies

At January 31, 2003, the Company had no outstanding commitments on option contracts.

The Company has satisfied margin requirements of approximately $18.2 million with the Options Clearing Corporation by obtaining a unsecured letter of credit of $31 million, a secured letter of credit of $1 million and a pledge of approximately $23 million of U.S. Government obligations owned by the Company which is included in deposits with clearing organizations (Note 3).

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Additionally, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending upon the level of income for such period.

10. Retirement Savings Plan

All employees of the Company are eligible to participate in a 401(k) plan (the "Plan") maintained by the Member after completion of six months of service. The Member makes contributions to match each participant's contribution to the Plan up to 25% of the first 5% of compensation per year up to $2,500. In addition, the Member may also make discretionary contributions. The matching contributions are vested immediately, while any discretionary contributions are 100% vested after the employee completes two years of service.

11. Estimated Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures about Fair value of Financial Instruments," approximates the carrying amounts reflected in the statement of financial condition.

12. Financial Instruments and Other Off-Balance-Sheet Risk

Customer Activities

In the normal course of business, the Company's customers and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell the customers' financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. As of January 31, 2003, the Company had pledged collateral of approximately $365.3 million related to securities borrowed transactions and received collateral of approximately $11.5 million from customers related to securities loaned transactions.

12. Financial Instruments and Other Off-Balance-Sheet Risk (continued)

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the financial condition and credit ratings of each counterparty.

Collateral

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms, which permit it to repledge or resell the securities to others. At January 31, 2003, the Company obtained securities with a fair value of approximately $500 million on such terms, of which approximately $11.4 million have been repledged or otherwise transferred to others to finance customer and non-customer debit balances.